Exhibit 99.3

Convenience Translation

Explanatory report of the General Partner
on information according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code

The information contained in the management report to the consolidated financial statements and the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2020 according to Sec. 289a para. 1, Sec. 315a para. 1 of the German Commercial Code (HGB) are explained as follows:

Share capital held by the Company's shareholders as of December 31, 2020, totals approximately € 293 million, divided into 292,876,570 non-par bearer shares, and a nominal value of € 1 each. On the basis of the authorization granted by the Company's annual general meeting on May 12, 2011 to conduct a share buyback program, the Company repurchased 7,548,951 of its own shares during financial year 2013. The Company redeemed 6,549,000 of these repurchased shares on February 16, 2016. On the basis of the authorization granted by the Company's annual general meeting on May 12, 2016 to conduct a share buyback program, the Company repurchased further 660,000 of its shares from December 11, 2017 up to and including December 21, 2017, and further 431,000 of its shares from May 28, 2018 up to and including June 8, 2018. The Company redeemed the 1,091,000 shares repurchased in 2017 and 2018 on December 12, 2018. In the period from March 12, 2019 up to and including May 10, 2019, the Company repurchased further 3,770,772 shares for an average weighted stock price of € 71.55 on the basis of the authorization granted by the Company's annual general meeting on May 12, 2016. The Company redeemed the 3,770,772 shares repurchased in the period from March 12, 2019 up to and including May 10, 2019 on June 28, 2019. On the basis of the authorization granted by the Company's annual general meeting on May 12, 2016 to conduct a share buyback program, the Company repurchased further 10,795,151 shares for an average weighted stock price of € 63.50 per share in the period from June 17, 2019 up to and including April 1, 2020. On December 10, 2020, the Company redeemed these 10,795,151 treasury shares together with the remaining 999,951 shares repurchased pursuant to the share buyback program in 2013 for the purpose of capital reduction. Thus, as of December 31, 2020, the Company does not hold any treasury shares. The treasury shares were acquired in the course of share buyback programs on the stock exchange via the XETRA trading system and/or – for the share buyback program since June 17, 2019 – via selected multilateral trading facilities (MTF).

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company's Articles of Association. This stipulates that each share shall be entitled to one vote at the Company's annual general meeting.

Convenience Translation

The General Partner, Fresenius Medical Care Management AG, is responsible for managing and representing the Company. It does not participate in the profit or loss or the net assets of the Company. The General Partner's management authority also encompasses exceptional management measures which do not require the approval of the shareholders. Vis-à-vis the General Partner, the Company is represented by its Supervisory Board.

The General Partner will cease to be General Partner of the Company if and when all shares in the General Partner entity are no longer held directly or indirectly by one party, which at the same time must hold, directly or indirectly by means of controlled company as defined in Section 17 (1) AktG, more than 25 % of the Company's share capital. This does not apply if all the shares of the General Partner entity are held directly or indirectly by the Company. Additionally, the General Partner will cease to be the Company's General Partner if the shares in the General Partner entity are acquired by another person

•	who does not at the same time acquire shares of the Company in the amount of more than 25 % of the Company's share capital, or

•	who has not, within three months after the effectiveness of such an acquisition, submitted and voluntary or mandatory takeover offer to the Company's shareholders according to the rules of the German Securities Acquisition and Takeover Act (WpÜG); the fair consideration offered to the shareholders must also reflect the consideration which the purchaser pays for the shares in the General Partner entity, if the amount for such consideration exceeds the amount of its equity capital.

The other grounds for withdrawal as provided by the law remain unaffected with respect to the General Partner.

As of December 31, 2020, Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany holds 94,380,382 shares of the Company, which corresponds to a 32.23 % holding and hence exceeds 10 % of the Company's total share capital.

The appointment and removal of members of the Management Board of the General Partner entity are governed by Sections 84 and 85 AktG. Changes to the Articles of Association of the Company must be made in accordance with Sections 278 (3), 179 in conjunction with Section 133 AktG. The Articles of Association entitle the Company's Supervisory Board to make amendments to the Articles of Association which concern only its working without resolution of the general meeting.

Convenience Translation

The General Partner is entitled, subject to approval by the Supervisory Board, to increase the Company's share capital as follows in accordance with the resolutions passed by the shareholders at the annual general meeting:

•	Authorization to increase on one or more occasions up to August 26, 2025 the Company's share capital by up to a total of € 35 million by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2020/I).

•	Authorization to increase on one or more occasions up to August 26, 2025 the Company's share capital by up to a total of € 25 million by issuing new bearer ordinary shares in return for cash contributions and/or investment in kind (Authorized Capital 2020/II).

In both cases, the General Partner is entitled, with the approval of the Supervisory Board and in accordance with the resolutions passed at the general meeting, to take a decision on the exclusion of shareholders' pre-emption rights.

In addition, share capital shall be subject to a conditional increase of up to € 9.494 million. This conditional capital increase will only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders' resolutions of May 12, 2011 and May 12, 2016, provided the holders of such options exercises their rights and the Company does not issue any of its own treasury shares to settle those options. With regard to options issued to members of the Management Board of the General Partner entity, the Supervisory Board of that entity shall be responsible.

In accordance with the resolution taken at the annual general meeting on May 12, 2016, the General Partner is authorized to acquire treasury shares until May 11, 2021 and up to a maximum of 10 % of the share capital in place on the date of the resolution. At no stage shall the acquired shares together with the treasury shares held by the Company or attributable to it pursuant to Sections 71a ff. AktG exceed 10 % of the Company's share capital. The acquisition can be made via the stock exchange or by means of a public invitation to submit offers for sale. The authorization may not be used for the purposes of trading in its own shares. The General Partner is authorized to use the shares of the Company acquired on the basis of this or an earlier authorization for all legally admissible purposes, in particular also (i) to withdraw them from circulation without any requirement for a further resolution to be taken at the annual general meeting, (ii) to sell them to third parties in return for contributions in kind, (iii) rather than using conditional capital, to award them to employees of the Company and its affiliates (including to members of the executive managements of affiliates) and to use them to service rights or commitments to acquire shares of the Company, and (iv) to service bonds with option or conversation rights issued by the Company or by dependent companies as defined by Section 17 AktG.

Under certain circumstances, a change of control resulting from a takeover offer could impact several of the Company's long-term financing arrangements which include market standard change of control clauses. These clauses give creditors the right to call for early repayment of outstanding amounts in the event of a change of control. However, with regard to most of these financing agreements – in particular in case of bonds placed on the capital markets – this right to terminate only exists if the change of control involves the Company's rating or the corresponding financing instrument being downgraded.

Convenience Translation

Hof an der Saale, March 2021

Fresenius Medical Care AG & Co. KGaA

represented by Fresenius Medical Care Management AG

as General Partner

sgd. Dr. Katarzyna Mazur-Hofsäß	sgd. Dr. Olaf Schermeier
Member of the Management Board	Member of the Management Board

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